                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              PETROLITE CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  CAPITAL STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   716723 10 1
                                 --------------
                                 (CUSIP Number)

                             Boatmen's Trust Company
                                 100 N. Broadway
                           St. Louis, Missouri  63102
                       Attention:  V. Raymond Stranghoener
                                 (314) 466-3345
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                              (Page 1 of 35 Pages)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 2 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Bancshares, Inc.    43-0672260
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         274,824 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    241,263 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 3 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Boatmen's Trust Company 43-0497480
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER           138,796 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         136,028 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       30,782 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    210,481 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BK
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 4 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. S. Barnickel & Company  43-6029518
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Corporation
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER         5,337,360 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER    5,337,360 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 5 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The William S. Barnickel Testamentary Trust  43-6029868
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 6 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o John S. Lehmann, Jr.  43-6401897
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         400,302 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    400,302 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 7 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The John S. Lehmann Trust f/b/o Frederick W. Lehmann III  43-6401898
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri Trust
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER         133,434 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER    133,434 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 8 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Genevieve J. Brown  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            11,946 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,375,850 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       11,946 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,375,850 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D               Page 9 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John V. Janes, Jr.  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               500 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          500 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 10 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael V. Janes  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            52,400 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,411,260 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       52,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,411,260 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 11 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William B. Janes  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER       5,337,360 shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       23,400 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER  5,337,360 shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 12 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Fairfax F. Pollnow  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER            1,000 shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER       1,000 shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 13 of 35 Pages

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wayne J. Grace  ###-##-####
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [X]          (b)  [ ]          (See Items 3, 4 and 5 below)
- -------------------------------------------------------------------------------
3.  SEC USE ONLY
- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS    00 (See Item 3 below)
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]          [N/A]
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
- -------------------------------------------------------------------------------
NUMBER OF SHARES     7.  SOLE VOTING POWER               -0- shares
                     ----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER             -0- shares
                         (See Item 5 below)
OWNED BY EACH        ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER          -0- shares
REPORTING            ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER        -0- shares
PERSON WITH              (See Item 5 below)
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,681,530 shares (See Item 5 below)
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES  [ ]          [N/A]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.2%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
- -------------------------------------------------------------------------------

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 14 of 35 Pages

INTRODUCTORY NOTE.

    This statement is filed on behalf of Boatmen's Bancshares, Inc., a Missouri corporation ("BBI"); its subsidiary, Boatmen's Trust Company, a Missouri corporation ("BTC"); Wm. S. Barnickel & Company, a Missouri corporation ("Barnickel Company"); The William S. Barnickel Testamentary Trust, a Missouri trust (the "Barnickel Trust"); The John S. Lehmann Trust f/b/o John S. Lehmann, Jr. ("Lehmann Trust I") and The John S. Lehmann Trust f/b/o Frederick W. Lehmann III ("Lehmann Trust II") (Lehmann Trust I and Lehmann II are hereinafter referred to collectively as the "Lehmann Trusts") established under the Indenture of Trust of John S. Lehmann dated July 8, 1959, as amended; Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes, and William B. Janes. (Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes and William B. Janes are referred to herein collectively as the "Janeses"); Fairfax F. Pollnow; and Wayne J. Grace. BBI, BTC, Barnickel Company, the Barnickel Trust, Lehmann Trust I, Lehmann Trust II, Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes, William B. Janes, Fairfax F. Pollnow, and Wayne J. Grace are hereinafter referred to as the "Reporting Persons."

    This Amendment No. 5 is being filed on behalf of the Reporting Persons and supplements the information set forth in Schedule 13D filed on February 24, 1994, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 filed on, respectively, April 8, 1994, July 11, 1994, December 9, 1994 and February 10, 1995.

    The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares indicated below.

    Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information as to any other signatory.


ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the shares of capital stock, without par value (the "Capital Stock"), of Petrolite Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 369 Marshall Avenue, St. Louis, Missouri 63119.

ITEM 2.  IDENTITY AND BACKGROUND.

    Attached hereto as Schedules I and II is the information required by Items 2(a) - (c) and 2(f) with respect to (i) each executive officer and director of BBI and (ii) each executive officer and director of BTC. To the best of the knowledge of BBI and BTC, no other corporation or other person is ultimately in control of BBI or BTC.

    Attached hereto as Schedule III is the information required by Items 2(a) - (c) and 2(f) with respect to each executive officer and director of Barnickel Company and Michael V. Janes, the co-trustee of the Barnickel Trust. To the best of the knowledge of Barnickel Company, no other corporation or person is ultimately in control of Barnickel Company other than the Barnickel Trust. To the best of the knowledge of the Barnickel Trust, no other corporation or person is ultimately in control of the Barnickel Trust other

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 15 of 35 Pages

than its trustees, BTC and Michael V. Janes. To the best of the knowledge of the Lehmann Trusts, no other corporation or person is ultimately in control of the Lehmann Trusts other than the trustee, BTC.

    Attached hereto as Schedule IV is the information required by Items
2(a) - (c) and 2(f) with respect to each of the Janeses and Messrs. Pollnow and Grace.

    Neither Mr. Pollnow nor Mr. Grace has been, during the last five years,
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Barnickel Trust was formed in the 1920s pursuant to the Last Will and Testament of William S. Barnickel dated August 1, 1921 (the "Will"). At the time of the Will, Barnickel Company was organized in the form of a partnership, which was incorporated as Barnickel Company in 1922. Prior to June 6, 1995 (the "Distribution Date"), assets of the Barnickel Trust consisted of 90% of the shares of common stock of Barnickel Company. BTC's predecessor trustee, The Boatmen's National Bank of St. Louis, served as co-trustee of the Barnickel Trust from 1961 to 1989, at which time it was succeeded by BTC. On the Distribution Date, the Trust distributed its assets, consisting primarily of shares of common stock of Barnickel Company, to its beneficiaries. BTC serves as sole trustee of the Lehmann Trusts which collectively own the remaining 10% of the shares of common stock of Barnickel Company. The assets of Barnickel Company include 5,337,360 shares of Capital Stock (or 47.1%) of the Company.

    BTC holds a total of 274,824 other shares of Capital Stock of the Company in a number of capacities. These shares were acquired with cash, at then prevailing prices in open market transactions, or as a result of contributions to trusts or the acceptance of various fiduciary and agency appointments; these shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect.

    To the best of the knowledge of BBI and BTC, any shares of Capital Stock acquired by any of their respective directors or executive officers have been acquired with personal funds for investment purposes only.

    To the best of the knowledge of Barnickel Company, no directors or executive officers of Barnickel Company beneficially own any shares of Capital Stock other than Michael V. Janes, Genevieve J. Brown, William B. Janes, Fairfax F. Pollnow and John C. Sexton. To the best of the knowledge of Barnickel Company, Michael V. Janes acquired beneficial ownership of
(i) 5,337,360 shares as a principal shareholder of Barnickel Company upon distribution of the Trust's assets, as described above; (ii) 62,000 shares by purchase with personal funds in the approximate amount of $108,975.95, of which 9,600 shares were contributed to a private foundation, as to which BTC serves

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 16 of 35 Pages

as investment adviser; (iii) 60,800 shares as trustee of three trusts; and
(iv) 3,500 shares by purchase with personal funds. All purchases were market transactions. To the best of the knowledge of Barnickel Company, Genevieve J. Brown acquired beneficial ownership of (i) 6,200 shares as co-trustee of a revocable trust, which were acquired by purchase by her with personal funds in open market transactions; (ii) 32,290 shares pursuant to the recent termination of a trust established by her late husband; (iii) 11,946 shares in an individual retirement account acquired by rollover of a qualified distribution resulting from the death of her late husband; and (iv) 5,337,360 shares as a principal shareholder of Barnickel Company upon distribution of the Trust's assets. To the best of the knowledge of Barnickel Company, William B. Janes acquired beneficial ownership of (i) 23,400 shares by purchase with personal funds and by gift, which shares are held in a custody account as to which BTC has sole voting power, and (ii) 5,337,360 shares as a principal shareholder of Barnickel Company upon distribution of the Trust's assets. To the best of the knowledge of Barnickel Company, John C. Sexton acquired beneficial ownership of 100 shares with personal funds in the approximate amount of $2400.

    John V. Janes, Jr. acquired beneficial ownership of (i) 200 shares by purchase with personal funds and 300 shares as custodian for a minor child by purchase with personal funds and subsequent gift and (ii) 5,337,360 shares as a principal shareholder of Barnickel Company upon distribution of the Trust's assets.


ITEM 4.  PURPOSE OF TRANSACTION.

        As previously reported, on February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated ("Morgan Stanley") for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement was filed as Exhibit 4 to the original Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and is incorporated herein by reference.

        Morgan Stanley and Barnickel Company have agreed to extend Barnickel Company's engagement of Morgan Stanley for one year, with an option on the part of Barnickel Company to extend the engagement for a second year, subject to completion of a new letter agreement on substantially the same terms as the existing letter agreement, except that Morgan Stanley would receive currently an Advisory Fee for services to date in the amount of $275,000 and would receive annual retainers for the first and second years of the new engagement. The parties expect to complete the new letter agreement shortly.

        As previously reported, on December 9, 1994, the last of the Reporting Persons (other than BTC, except in its capacity as trustee of the Barnickel Trust and the Lehmann Trusts, and BBI) and the Company entered into a letter of intent (the "Letter of Intent"), a copy of which was filed as Exhibit 1 to Amendment No. 3 to Schedule 13D previously filed on December 9, 1994 by the Reporting Persons. As more fully described in said Amendment No. 3, the Letter of Intent set forth the principal terms of a proposed acquisition by the Company of substantially all of the assets of the Barnickel Company pursuant to a tax-free reorganization (the "Proposed Reorganization") within the meaning of
Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 17 of 35 Pages

amended (the "Code"). The Company proposed, subject to the satisfaction of certain conditions to closing of the transactions contemplated in the Proposed Reorganization, to acquire in exchange for shares of Capital Stock substantially all of the assets of Barnickel Company (the "Barnickel Company Assets"), consisting of shares of Capital Stock, certain interests in the Barnickel Trust and some or all of the oil and gas properties owned by the Barnickel Company, and assume certain liabilities and obligations of Barnickel Company. The foregoing is only a summary of certain aspects of the Proposed Reorganization, a more complete description of which is contained in said Amendment No. 3. By reason of the Letter of Intent, the Janeses and the Lehmann Trusts may be deemed to be potential members of the group for purposes of said Amendment No. 3.

        As previously reported, one of the conditions to the obligations of the parties to consummate the Proposed Reorganization is the issuance of a favorable ruling from the Internal Revenue Service (the "IRS") regarding qualification of the Proposed Reorganization as a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the Code.

        As previously reported, the Company and Barnickel Company have been advised by the IRS that Revenue Procedure 94-76, pursuant to which the IRS suspended consideration of certain advance ruling requests pending the completion of a designated study, applied to the Proposed Reorganization. As a result, it is unlikely that the Proposed Reorganization will be completed on the terms originally agreed upon. The parties are reviewing alternatives to the Proposed Reorganization in light of the application of the Revenue Procedure. No agreement with respect to the terms of any such alternative transaction has been reached and negotiations are subject to continued analysis, including an analysis of the possibility of effecting such a transaction on a tax-free basis. Any such transaction would be subject to negotiation and agreement upon the necessary terms and conditions; negotiation and execution of a definitive agreement and other necessary agreements on terms mutually satisfactory to the parties; approval by their respective Boards of Directors and possibly shareholders and other persons; and receipt of necessary regulatory approvals. No assurances can be given that any such alternative transaction will be identified or that an agreement with respect to any such transaction will be reached or consummated.

        As part of the prior review of alternatives to the Proposed Reorganization, the Company's Board of Directors invited Barnickel Company to propose two individuals for nomination to the Company's Board of Directors at the Company's 1995 Annual Meeting of Shareholders. Barnickel Company proposed Mr. Fairfax F. Pollnow and Mr. Wayne J. Grace for nomination as Directors of the Company, and such individuals were elected at the Company's 1995 Annual Meeting of Shareholders. By reason of such nomination and election, Mr. Pollnow and Mr. Grace may be deemed to be potential members of the group for purposes of this Schedule 13D.

        On the Distribution Date, BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, caused the Trust to distribute its assets, consisting primarily of shares of common stock of Barnickel Company to its beneficiaries.

        The Board of Directors of Barnickel Company is continuing to analyze possible strategic alternatives in view of the objectives of maximizing liquidity, minimizing taxes and providing for impartial treatment of all Barnickel Company shareholders, to the extent practicable. Any such

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 18 of 35 Pages

alternative that may be formulated could include any of the alternatives mentioned in the third paragraph of Item 4 of the original Schedule 13D filed on February 24, 1994.

        As previously reported, on February 7, 1995, the Company's Board of Directors amended its Rights Agreement dated March 28, 1994, as amended: (i) to clarify that no rights issued thereunder would become exercisable solely by reason of the distribution of the assets of the Barnickel Trust pursuant to its terms; (ii) to treat Messrs. Pollnow and Grace, and any other persons proposed by Barnickel Company for nomination by the Company for election as Directors of the Company ("Barnickel Nominees"), as "Exempt Persons" insofar as they might be deemed a member of a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) solely by reason of such proposed nomination, nomination or subsequent election; (iii) to exclude the Barnickel Nominees and any Director of the Company who is an "Exempt Person" or a representative of an "Exempt Person" from the definition of "Continuing Director(s)" contained in the Rights Agreement; and (iv) to clarify that the furnishing of proxies or the casting of votes in the election of nominees for election as directors of the Company by the Reporting Persons in respect of the Company's 1995 Annual Meeting of Shareholders will not, directly or indirectly, cause any rights issued thereunder to become exercisable.

        William B. Janes has become a director of Barnickel Company.

                                *   *   *   *   *

        BTC holds a total of 274,824 other shares of Capital Stock of the Company, as described in Item 3 above. These shares have been acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect. In its capacity as trustee of certain employee benefit plans of the Company, BTC anticipates that it will continue to purchase or sell shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants. Similarly, in its fiduciary capacity as trustee of individual and other trusts, it anticipates that it may become the beneficial owner of other shares of Capital Stock of the Company, and may purchase or sell other shares of Capital Stock of the Company in the open market or otherwise or distribute shares to plan participants or beneficiaries.

        To the best of the knowledge of BBI and BTC, any shares beneficially owned by any of the directors or executive officers of BBI or BTC were acquired for investment purposes only.

        To the best of the knowledge of Barnickel Company, the other shares of Capital Stock beneficially owned by Fairfax F. Pollnow and John C. Sexton were acquired for investment purposes only.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth in Schedule V. To the best of the knowledge of Barnickel Company, none of the directors or executive officers of Barnickel Company (other than Genevieve J. Brown and Michael V. Janes, as discussed

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 19 of 35 Pages

below) beneficially own any shares of Capital Stock of the Company except as set forth in Schedule VI.

        Set forth below is certain information concerning the interests of BBI and BTC, and, to the best of the knowledge of the Reporting Persons, of any persons who, together with the Reporting Persons, may constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, in securities of the Company. The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons constitute a group or are the beneficial owners of the shares indicated below.

        (a) The Reporting Persons may be deemed collectively to beneficially own 5,681,530 shares of Capital Stock, or 50.2% based on the number of shares outstanding as of January 30, 1995, by reason of their potential group status. Independently of the group, BBI and BTC may be deemed to beneficially own 274,824 shares of Capital Stock of the Company, or 2.4% based on the number of shares outstanding as of January 30, 1995, as reported by the Company.

        A total of 5,337,360 shares of Capital Stock of the Company, or 47.1% based on the number of shares outstanding as of January 30, 1995, are beneficially owned by Barnickel Company, in its independent capacity apart from the group.

        A total of 400,302 and 133,434 shares of Capital Stock of the Company, or 3.5% and 1.2% based on the number of shares outstanding as of January 30, 1995, may be deemed to be beneficially owned by Lehmann Trust I and Lehmann Trust II, respectively, which shares reflect the indirect proportional interest of such trusts in shares held by Barnickel Company.

        A total of 5,387,796 shares of Capital Stock of the Company, or 47.6% based on the number of shares outstanding as of January 30, 1995, may be deemed to be beneficially owned by Genevieve J. Brown, in her independent capacity apart from the group. Such total includes 5,337,360 shares of Capital Stock held by Barnickel Company (including her indirect proportional interest in 800,604 such shares), as to which she is reporting shared voting and dispositive power.

        A total of 5,337,860 shares of Capital Stock of the Company, or 47.1% based on the number of shares outstanding as of January 30, 1995, may be deemed to be beneficially owned by John V. Janes, Jr., in his individual and fiduciary capacities apart from the group. John V. Janes, Jr. is reporting shared voting and dispositive power over 5,337,360 shares of Capital Stock held by Barnickel Company (including his indirect proportional interest in 800,604 such shares).

        A total of 5,463,660 shares of Capital Stock of the Company, or 48.2% based on the number of shares outstanding as of January 30, 1995, are beneficially owned by Michael V. Janes, in his independent capacity, apart from the group, including 5,337,360 shares of Capital Stock held by Barnickel Company (including his indirect proportional interest 800,604 such shares), as to which he is reporting shared voting and dispositive power.

        A total of 5,360,760 shares of Capital Stock of the Company, or 47.3% based on the number of shares outstanding as of January 30, 1995, may be deemed to be beneficially owned by William B. Janes, in his independent capacity apart from the group. Such total includes 5,337,360 shares of Capital Stock held by

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 20 of 35 Pages

Barnickel Company (including his indirect proportional interest in 800,604 such shares), as to which he is reporting shared voting and dispositive power.

        A total of 1,000 shares of Capital Stock of the Company, or less than 1.0% based on the number of shares outstanding as of January 30, 1995, are beneficially owned by Fairfax F. Pollnow, in his independent capacity, apart from the group.

        Wayne J. Grace does not own any shares in his independent capacity, apart from the group.

        Each of the Reporting Persons disclaims group status and beneficial ownership with respect to the shares of Capital Stock, other than the 5,337,360 shares owned by Barnickel Company, beneficially owned by the other members of the group. Messrs. Pollnow and Grace disclaim beneficial ownership with respect to any shares of Capital Stock owned by the group.

        (b) BBI has shared voting power over 274,824 shares and shared dispositive power over 241,263 shares. BTC has sole voting power over 138,796 shares; shared voting power over 136,028 shares; sole dispositive power over 30,782 shares; and shared dispositive power over 210,481 shares.

        Barnickel Company may be deemed to have sole voting and dispositive power over 5,337,360 shares of Capital Stock of the Company.

        The Lehmann Trust I and the Lehmann Trust II have sole voting and dispositive power over no shares, and may be deemed to have shared voting power over 400,302 and 133,434 shares, respectfully, which shares represent their indirect proportional interests in the shares held by Barnickel Company.

        Genevieve J. Brown may be deemed to have sole voting and dispositive power over 11,946 shares and shared voting and dispositive power over 5,375,850 shares, including 5,337,360 shares held by Barnickel Company (including her indirect proportional interest in 800,604 such shares).

        John V. Janes, Jr. has sole voting and dispositive power over 500 shares and may be deemed to have shared voting and dispositive power over 5,337,360 shares held by Barnickel Company (including his indirect proportional interest in 800,604 such shares).

        Michael V. Janes may be deemed to have sole voting and dispositive power over 52,400 shares and shared voting and dispositive power over 5,411,260 shares, including 5,337,360 shares held by Barnickel Company (including his indirect proportional interest in 800,604 such shares).

        William B. Janes may be deemed to have sole dispositive power over 23,400 shares and shared voting and dispositive power over 5,337,360 shares held by Barnickel Company (including his indirect proportional interest in 800,604 such shares).

        Fairfax F. Pollnow has sole voting and dispositive power over 1,000 shares.

        Wayne J. Grace does not own any such shares in his independent capacity, apart from the group.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 21 of 35 Pages

        (c) All transactions in the Capital Stock of the Company that were effected during the past 60 days (from April 6, 1995) by the Reporting Persons are set forth on Schedule VII hereto and are incorporated herein by reference. To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules I, II, III or IV has effected any transactions in the Capital Stock of the Company during the past 60 days, except as shown on
Schedule VII.

        (d) Rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Capital Stock of the Company are held by other persons with respect to all shares held by the Reporting Persons, except those by individual Reporting Persons in their individual capacities. No person is known by the Reporting Persons to have an interest relating to more than five percent of the outstanding shares of Capital Stock of the Company, based on the number of shares outstanding as of January 30, 1995, except as follows: Barnickel Company, and the following shareholders of the Barnickel Company: Genevieve J. Brown, John V. Janes, Jr., Michael V. Janes and William B. Janes.

        (e) Barnickel Trust ceased to be the beneficial owner of more than 5% of the Capital Stock on the Distribution Date.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Restated Articles of Incorporation and By-Laws of Barnickel Company have been filed as Exhibits 2 and 3, respectively, to the Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and are incorporated hereby by reference.

        As noted in Item 4 above, on February 14, 1994 and at the recommendation of BTC and Michael V. Janes, as co-trustees of the Barnickel Trust, the board of directors of Barnickel Company authorized Barnickel Company to execute a letter agreement with Morgan Stanley & Co. Incorporated for the purpose of exploring possible transactions involving Barnickel Company, including a potential sale, merger or reorganization. A copy of the letter agreement was filed as Exhibit 4 to the Schedule 13D previously filed on February 24, 1994 by BBI, BTC, Barnickel Company and the Barnickel Trust, and is incorporated herein by reference. Reference is made to Item 4 for a description of a proposed new letter agreement.

        As noted in Item 4 above, as of December 9, 1994, the Letter of Intent was executed by the last Reporting Person (other than BTC, except in its capacity as trustee of the Barnickel Trust and the Lehmann Trusts, and BBI). A copy of the Letter of Intent was filed as Exhibit 1 to Amendment No. 3 to
Schedule 13D previously filed on December 9, 1994.

        To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC are parties to any contracts, arrangement, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, except as follows:
(i) Andrew B. Craig, III, Chairman of the Board, President and Chief Executive Officer of BBI, is a director of the Company; (ii) William E. Maritz, a Director of BBI, is also a director of the Company; (iii) Fairfax F. Pollnow, an officer and director of Barnickel Company, is a director of Petrolite; and

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 22 of 35 Pages

(iv) V. Raymond Stranghoener, an officer of BTC, is a director of Barnickel Company.

        To the best of the knowledge of Barnickel Company, none of the directors or executive officers of Barnickel Company (other than Michael V. Janes, as described above) is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) between any person with respect to any securities of the Company, except for the Letter of Intent or otherwise as follows: (i) Genevieve J. Brown shares voting and dispositive power over 38,490 of her shares as co-trustee with BTC of a trust;
(ii) V. Raymond Stranghoener, an officer of BTC, is a director of Barnickel Company; (iii) John C. Sexton shares voting and dispositive power over his shares with his spouse; (iv) Michael V. Janes, a director and officer of Barnickel Company, shares voting and dispositive power over 70,400 shares as co-trustee with BTC of certain family trusts and with respect to a private foundation; (v) BTC shares voting and dispositive power over 70,400 shares with Michael V. Janes as co-trustees of certain family trusts and as investment adviser to a private foundation; (vi) BTC has sole voting power over 23,400 shares in a custody account, as to which William B. Janes has sole dispositive power; and (vii) Fairfax F. Pollnow, an officer and director of Barnickel Company, is a director of Petrolite.

        None of the Janeses (other than Genevieve J. Brown and Michael V. Janes, as described above) is a party to any contracts, arrangement, understandings or relationships (legal or otherwise) between such persons and any person with respect to any securities of the Company, except for the Letter of Intent, as described above, or otherwise as follows: William B. Janes has sole dispositive power over 23,400 shares held by a custody account with BTC, as to which BTC has sole voting power.

        See Item 4 above for a discussion of the election of Fairfax F. Pollnow and Wayne J. Grace as directors to the Company's Board of Directors.

        The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 23 of 35 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate, dated in each case as of June 8, 1995.


                             BOATMEN'S BANCSHARES, INC.

                                            /S/ DAVID L. FOULK
                             --------------------------------------------------
                                                  Signature

                                         David L. Foulk, Secretary
                             --------------------------------------------------
                                                 (Name/Title)


                             BOATMEN'S TRUST COMPANY

                                        /S/ V. RAYMOND STRANGHOENER
                             --------------------------------------------------
                                                   Signature

                               V. Raymond Stranghoener, Senior Vice President
                             --------------------------------------------------
                                                 (Name/Title)


                             WILLIAM S. BARNICKEL TESTAMENTARY TRUST
                             BY: BOATMEN'S TRUST COMPANY, CO-TRUSTEE

                                        /S/ V. RAYMOND STRANGHOENER
                             --------------------------------------------------
                                                    Signature

                               V. Raymond Stranghoener, Senior Vice President
                             --------------------------------------------------
                                                   (Name/Title)


                             WM. S. BARNICKEL & COMPANY

                                              /S/ MICHAEL V. JANES
                             --------------------------------------------------
                                                     Signature

                                           Michael V. Janes, President
                             --------------------------------------------------
                                                    (Name/Title)

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 24 of 35 Pages


                            JOHN S. LEHMANN TRUST F/B/O
                            FREDERICK W. LEHMANN III

                            By:  Boatmen's Trust Company, Trustee

                            By:  /S/ V. RAYMOND STRANGHOENER
                                 ----------------------------------------------
                                 V. Raymond Stranghoener, Senior Vice President


                            JOHN S. LEHMANN TRUST F/B/O
                            JOHN S. LEHMANN, JR.

                            By:  Boatmen's Trust Company, Trustee

                            By:  /S/ V. RAYMOND STRANGHOENER
                                 ----------------------------------------------
                                 V. Raymond Stranghoener, Senior Vice President

                                 /S/ GENEVIEVE J. BROWN
                                 ----------------------------------------------
                                 Genevieve J. Brown

                                 /S/ JOHN V. JANES, JR.
                                 ----------------------------------------------
                                 John V. Janes, Jr.

                                 /S/ MICHAEL V. JANES
                                 ----------------------------------------------
                                 Michael V. Janes

                                 /S/ WILLIAM B. JANES
                                 ----------------------------------------------
                                 William B. Janes

                                 /S/ FAIRFAX F. POLLNOW
                                 ----------------------------------------------
                                 Fairfax F. Pollnow

                                 /S/ WAYNE J. GRACE
                                 ----------------------------------------------
                                 Wayne J. Grace

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 25 of 35 Pages

                               INDEX OF SCHEDULES

Schedule I       Directors and Executive Officers of BBI

Schedule II      Directors and Executive Officers of BTC

Schedule III     Directors and Executive Officers of Barnickel Company

Schedule IV      Certain Individual Potential Group Members

Schedule V Interest in Securities of the Company of Directors and Executive Officers of BBI and BTC

Schedule VI Interest in Securities of the Company of Directors and Executive Officers of Barnickel Company

Schedule VII     Transactions During the Past Sixty Days

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 26 of 35 Pages

                                   SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF BBI

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI), and citizenship of each of the directors and executive officers of BBI:

         ANDREW B. CRAIG, III, Chairman of the Board and Chief Executive Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         SAMUEL B. HAYES, III, President and Director of BBI; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101;
U.S.A.

         JOHN PETERS MACCARTHY, Director of BBI; Director and Retired Chairman and Chief Executive Officer of BTC; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         RICHARD L. BATTRAM, Director of BBI; Vice Chairman of the Board of The May Department Stores Company, a retailer; 611 Olive Street, St. Louis, MO 63101; U.S.A.

         B. A. BRIDGEWATER, JR., Director of BBI; Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a footwear and specialty retailing company; 8300 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         WILLIAM E. CORNELIUS, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Union Electric Company, an electric utility; 2 Dunlora Lane, St. Louis MO 63131; U.S.A.

         JOHN E. HAYES, JR., Director of BBI; Chairman of the Board, President and Chief Executive Officer, Western Resources, Inc., an electric and gas utility; 818 Kansas Ave., Topeka KS 66612; U.S.A.

         C. R. HOLMAN, Director of BBI; Chairman, President and Chief Executive Officer, Mallinckrodt Group, Inc., a human and animal health care products and specialty chemicals company; 7733 Forsyth Blvd., St. Louis, MO 63105;
USA.

         WILLIAM E. MARITZ, Director of BBI; Chairman of the Board and Chief Executive Officer, Maritz Inc., a performance improvement, travel, communications, business meeting, training and market research company; 1375 N. Highway Drive, St. Louis MO 63026; U.S.A.

         ANDREW E. NEWMAN, Director of BBI; Co-Chairman of the Executive Committee, Edison Brothers Stores, Inc., a retail specialty chain stores company; 501 N. Broadway, St. Louis MO 63102; U.S.A.

         RICHARD E. PECK, Director BBI; President, University of New Mexico, a 32,000 student multi-campus university; Scholes Hall, Room 160, Albuquerque, NM 87131; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 27 of 35 Pages

         JERRY E. RITTER, Director of BBI; Executive Vice President, Chief Financial and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         WILLIAM P. STIRITZ, Director of BBI; Chairman of the Board and Chief Executive Officer, Ralston Purina Company, a food products and processing and animal foods company; Checkerboard Square, Tower Building 15T, St. Louis MO 63164; U.S.A.

         ALBERT E. SUTER, Director of BBI; Senior Vice Chairman of the Board and Chief Operating Officer, Emerson Electric Co., a manufacturer of electrical and electronic products; 8000 West Florissant Ave., St. Louis MO 63136; U.S.A.

         DWIGHT D. SUTHERLAND, Director of BBI; Partner, Sutherland Lumber Company, a retailer of lumber and building materials, 4000 Main Street, Kansas City, MO 64111; U.S.A.

         THEODORE C. WETTERAU, Director of BBI; Retired Chairman of the Board and Chief Executive Officer of Wetterau Incorporated, Retired Vice Chairman of the Board and Director of SuperValu Inc.; Principal, Wetterau Associates, a private investment company, 7700 Bonhomme, Suite 750, St. Louis MO 63105; U.S.A.

         JOHN M. BRENNAN, Executive Vice President of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         J. ROBERT BRUBAKER, Executive Vice President and Senior Operations Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         GREGORY L. CURL, Vice Chairman of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         JAMES W. KIENKER, Executive Vice President and Chief Financial Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

         PHILLIP E. PETERS, Executive Vice President and Chief Investment Officer of BBI; One Boatmen's Plaza, 800 Market Street, St. Louis, MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 28 of 35 Pages

                                   SCHEDULE II

                     DIRECTORS AND EXECUTIVE OFFICERS OF BTC

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer, if other than BBI or BTC), and citizenship of each of the directors and executive officers of BTC:

         HOWARD F. BAER, Director of BTC; Private Investor, 232 N. Kingshighway, Suite 504, St. Louis MO 63108; U.S.A.

         CLARENCE C. BARKSDALE, Director of BTC; Vice Chairman, Washington University, 1130 Hampton Avenue, St. Louis MO 63139; U.S.A.

         GERALD D. BLATHERWICK, Director of BTC; Retired Vice Chairman - Human Resources and Corporate Communications - Southwestern Bell Corporation, 26 Fordyce Lane, St. Louis MO 63124; U.S.A.

         STEPHEN F. BRAUER, Director of BTC; President, Hunter Engineering Company, an engineering company; 11250 Hunter Drive, Bridgeton, MO 63044; U.S.A.

         MARY LEYHE BURKE, PH.D., Director of BTC; Head of School, Whitfield School; a private secondary school; 175 South Mason Road, St. Louis MO 63141; U.S.A.

         GEORGE K. CONANT, Director of BTC; President, Tri-Star Supply Inc.; a building materials company; 10435 Baur Boulevard, St. Louis MO 63132; U.S.A.

         ANDREW B. CRAIG, III, Director of BTC; Chairman, President & Chief Executive Officer, BBI; U.S.A.

         DONALD DANFORTH, JR., Director of BTC; Chairman, Vector Corporation, an equipment manufacturer; 700 Corporate Park Drive, Suite 330, St. Louis MO 63105; U.S.A.

         MARTIN E. GALT, III, Director of BTC; Chairman, Chief Executive Officer and President, BTC; U.S.A.

         A. WILLIAM HAGER, Director of BTC; Chairman of the Board, Hager Hinge Company; a hinge manufacturing company; 139 Victor Street, St. Louis MO 63104; U.S.A.

         SAMUEL B. HAYES, III, Director of BTC; President of BBI; Chairman of the Board, The Boatmen's National Bank of St. Louis, One Boatmen's Plaza, 800 Market Street, St. Louis MO 63101; U.S.A.

         ROBERT E. KRESKO, Director of BTC; Retired Partner, Trammell Crowe Company, a real estate development company; Pierre Laclede Center, 7701 Forsyth Blvd., Suite 680, St. Louis MO 63105; U.S.A.

         JOHN PETERS MACCARTHY, Director and Retired Chairman and Chief Executive Officer of BTC; Director of BBI; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 29 of 35 Pages

         JAMES S. MCDONNELL III, Director of BTC; Retired Vice President, McDonnell Douglas Corporation; 40 Glen Eagles Drive, St. Louis MO 63124; U.S.A.

         JOHN B. MCKINNEY, Director of BTC; President & Chief Executive Officer, Laclede Steel Company; a steel manufacturer; One Metropolitan Square, 15th Floor, St. Louis MO 63102; U.S.A.

         REUBEN M. MORRISS, III, Retired Vice Chairman of BTC; 10048 Litzsinger Rd., St. Louis MO 63124; U.S.A.

         WILLIAM C. NELSON, Director of BTC; Chairman, President & Chief Executive Officer, Boatmen's First National Bank of Kansas City; 10th & Baltimore, P.O. Box 419038; Kansas City MO 64183; U.S.A.

         WILLIAM A. PECK, M.D., Director of BTC; Executive Vice Chancellor and Dean, Washington University School of Medicine, 660 South Euclid Avenue, Box 8106, St. Louis MO 63110; U.S.A.

         W.R. PERSONS, Director of BTC; Retired Chairman and Chief Executive Officer, Emerson Electric Co.; 7811 Carondelet, Suite 201, St. Louis MO 63105; U.S.A.

         JERRY E. RITTER, Director of BTC; Executive Vice President, Chief Financial Officer and Administrative Officer, Anheuser-Busch Companies, Inc., a beer brewery, food products and family entertainment company; One Busch Place, St. Louis MO 63118; U.S.A.

         LOUIS S. SACHS, Director of BTC; Chairman, Sachs Properties, a real estate development company; P.O. Box 7104; St. Louis MO 63177; U.S.A.

         HUGH SCOTT, III, Director of BTC; Chairman and Chief Executive Officer, Western Diesel Services, Inc., an industrial company; 101 S. Hanley, Suite 1910, St. Louis MO 63105; U.S.A.

         RICHARD W. SHOMAKER, Director of BTC; Consultant, Brown Group, Inc., a footwear and specialty retailing company; 8400 Maryland Avenue, St. Louis, MO 63105; U.S.A.

         BRICE R. SMITH, JR., Director of BTC; Chairman of the Board, Sverdrup Corporation, an engineering and design company; 13723 Riverport Drive, Maryland Heights MO 63043; U.S.A.

         WILLIAM D. STAMPER, Director of BTC; President, W. D. Stamper Company, a small capitalization investment company; 7777 Bonhomme, Suite 1006, St. Louis, MO 63105; U.S.A.

         JANET MCAFEE WEAKLEY, Director of BTC; Chairman and Chief Executive Officer, Janet McAfee, Inc., a real estate brokerage company, 149 N. Meramec Ave., St. Louis MO 63105; U.S.A.

         GORDON E. WELLS, Director of BTC; Retired Chairman of the Board, Boatmen's First National Bank of Kansas City; 3121 West 67th Terrace, Shawnee Mission, Kansas 66208; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 30 of 35 Pages

         EUGENE F. WILLIAMS, JR., Director of BTC; Retired Chairman of the Board of Centerre Trust Company of St. Louis; 515 Olive Street, Suite 1505, St. Louis MO 63101; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 31 of 35 Pages

                                  SCHEDULE III

              DIRECTORS AND EXECUTIVE OFFICERS OF BARNICKEL COMPANY

         Set forth below are the names, residence or business addresses, principal occupation or employment (together with the name, principal business and address of the employer), and citizenship of each of the directors and executive officers of Barnickel Company:

         GENEVIEVE J. BROWN, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         MICHAEL V. JANES, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         WILLIAM B. JANES, Private Investor; 724 Marine, N.W., Marysville, WA 98271; U.S.A.

         FAIRFAX F. POLLNOW, Vice President and Director of Barnickel Company; Real Estate Investor and President, Arbor Land Company; 300 Hunter Ave., Suite 101, St. Louis, MO 63124; U.S.A.

         JOHN C. SEXTON, Director of Barnickel Company; President, Gross & Janes Company, a manufacturer of railroad ties; 511 Rudder Rd., P.O. Box 26113, Fenton, MO 63026; U.S.A.

         V. RAYMOND STRANGHOENER, Director of Barnickel Company; Senior Vice President, General Counsel & Secretary, Boatmen's Trust Company, 100 N. Broadway, St. Louis, MO 63102; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 32 of 35 Pages

                                   SCHEDULE IV

                   CERTAIN INDIVIDUAL POTENTIAL GROUP MEMBERS

         Set forth below are the names, residence or business addresses, principal occupation or employment, and citizenship of Genevieve J. Brown, Wayne J. Grace, John V. Janes, Jr., Michael V. Janes, William B. Janes, and Fairfax F. Pollnow:

         GENEVIEVE J. BROWN, Vice President and Director of Barnickel Company; Private Investor; 3 Indian Hill, St. Louis, MO 63124; U.S.A.

         WAYNE J. GRACE, Managing Partner of Grace & Co.; 3117 South Big Bend Blvd., St. Louis, MO 63143; U.S.A.

         JOHN V. JANES, JR., Private Investor; 5528 Beach Drive West, Destin, FL 32541; U.S.A.

         MICHAEL V. JANES, President, Treasurer and Director of Barnickel Company; Private Investor; 8000 Bonhomme, St. Louis, MO 63105; U.S.A.

         WILLIAM B. JANES, Private Investor, 724 Marine, N.W., Marysville, WA 98271; U.S.A.

         FAIRFAX F. POLLNOW, Real Estate Investor and President; Arbor Land Company, 300 Hunter Ave., Suite 101, St. Louis, MO 63124; U.S.A.

CUSIP No. 716723 10 1             SCHEDULE 13D              Page 33 of 35 Pages

                                   SCHEDULE V

                      INTEREST IN SECURITIES OF THE COMPANY
               OF DIRECTORS AND EXECUTIVE OFFICERS OF BBI AND BTC

         To the best of the knowledge of BBI and BTC, none of the directors or executive officers of BBI or BTC beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                       Sole        Shared
                        Sole Voting  Shared Voting  Dispositive  Dispositive
          Name             Power         Power         Power        Power
   -------------------  -----------  -------------  -----------  -----------

   Andrew B. Craig III     7,000*         --           7,000*         --
   William E. Maritz       7,000*         --           7,000*         --
   Samuel B. Hayes            --          --           1,000          --

- ----------

* Includes 6,000 shares deemed to be beneficially owned pursuant to stock options that are presently exercisable.


CUSIP No. 716723 10 1             SCHEDULE 13D              Page 34 of 35 Pages

                                   SCHEDULE VI

                      INTEREST IN SECURITIES OF THE COMPANY
            OF DIRECTORS AND EXECUTIVE OFFICERS OF BARNICKEL COMPANY

         To the best of the knowledge of Barnickel Company and the Barnickel Trust, none of the directors or executive officers of Barnickel Company (other than Genevieve J. Brown, Michael V. Janes and William B. Janes, as discussed in
Item 5 above)beneficially own any shares of Capital Stock of the Company except as set forth below:

                                                       Sole        Shared
                        Sole Voting  Shared Voting  Dispositive  Dispositive
          Name             Power         Power         Power        Power
   -------------------  -----------  -------------  -----------  -----------

   John C. Sexton             --           100             --          100
   Fairfax F. Pollnow      1,000            --          1,000           --


CUSIP No. 716723 10 1             SCHEDULE 13D              Page 35 of 35 Pages

                                                 SCHEDULE VII

                                TRANSACTIONS DURING THE PAST SIXTY DAYS <F1>


Identity of Person                          Date of    Number of  Price Per  Description of
                                          Transaction    Shares     Share      Transaction
- ----------------------------------------  -----------  ---------  ---------  --------------------------------------

BTC, as trustee of employee benefit plan    4/20/95         278     $29.25   Open Market Purchase

BTC, as trustee of employee benefit plan    4/21/95          35     $28.625  Open Market Purchase

BTC, as trustee of employee benefit plan    4/21/95         357     $29.5    Open Market Purchase

BTC, as trustee of employee benefit plan    4/21/95          35     $28.5    Open Market Sale

Fairfax F. Pollnow                          4/24/95       1,000     $23.75   Open Market Purchase

BTC, as trustee of private trust            5/2/95        5,800      N/A     Change from co-trustee to sole trustee

BTC, as co-trustee of private trust         5/19/95       8,000      N/A     Division into separate trusts

BTC, as trustee of employee benefit plan    5/19/95         297     $30.25   Open Market Purchase

BTC, as co-trustee of private trust         5/24/95       7,240      N/A     Distribution to Beneficiary

BTC, as sole trustee of private trust       5/24/95       7,240      N/A     Contribution to Trust

- ----------


<F1> Computed from April 6, 1995
